Exhibit 99.2

BROOKFIELD OFFICE PROPERTIES INC.
Issuer

-and-

COMPUTERSHARE TRUST COMPANY OF CANADA
Trustee

FIRST SUPPLEMENTAL INDENTURE

supplementing the Indenture dated as of March 18, 2026

-and-

providing for the issue of

7.625% Fixed-to-Fixed Reset Rate Subordinated Notes due march 18, 2056

Article 1
INTERPRETATION		1
1.1	To Be Read With Indenture	1
1.2	Invalidity of Provisions	1
1.3	Headings	2
1.4	First Supplemental Indenture	2
1.5	Definitions	2

Article 2
ISSUE OF THE NOTEs		6
2.1	Designation	6
2.2	Limit of Aggregate Principal Amount	6
2.3	Maturity Date	6
2.4	Interest	6
2.5	Deferral Right	7
2.6	Form of Notes	8
2.7	Execution of Notes	8
2.8	Certification	8
2.9	Ranking and Subordination of the Notes	8

Article 3
iNTEREST, PAYMENT OF PRINCIPAL AND REDEMPTION AND REPURCHASE		12
3.1	Record Date	12
3.2	Payment of Interest	12
3.3	Payment of Principal and Other Amounts	13
3.4	Redemptions and Repurchases	13
3.5	Location of Registers	15
3.6	Trustee, etc.	15

Article 4
EVENTS OF DEFAULT AND REMEDIES		15
4.1	General	15
4.2	Events of Default	15
4.3	Acceleration of Maturity; Rescission and Annulment	16
4.4	Limitation on Suits	16
4.5	Control by Holders	17
4.6	Waiver of Past Defaults for the Notes	17

Article 5
COVENANTS		17
5.1	Distribution Stopper Undertaking	17

Article 6
MISCELLANEOUS		19
6.1	Acceptance of Trust	19
6.2	No Waiver	19
6.3	No Amendment	19
6.4	Succesors and Assigns	19
6.5	U.S. Securities Laws	19
6.6	Confirmation of Indenture	19
6.7	Counterparts	19
6.8	Use of Proceeds	19

THIS FIRST SUPPLEMENTAL INDENTURE dated as of the 18th day of March, 2026

BETWEEN:

BROOKFIELD OFFICE PROPERTIES INC., a corporation existing under the laws of Canada (the “Issuer”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company organized under the laws of Canada (the “Trustee”)

WHEREAS the Issuer entered into an indenture (the “Indenture”) dated as of March 18, 2026 which provided for the issuance of one or more Series of unsecured notes of the Issuer by way of Supplemental Indentures;

AND WHEREAS this First Supplemental Indenture is entered into for the purpose of providing for the creation and issuance of 7.625% Notes due 2056 to be designated “7.625% Fixed-to-Fixed Reset Rate Subordinated Notes due March 18, 2056” (herein called the “Notes”) pursuant to the Indenture and establishing the terms, provisions and conditions of the Notes;

AND WHEREAS this First Supplemental Indenture is executed pursuant to all necessary authorizations and resolutions of the Issuer;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Issuer and not by the Trustee;

NOW THEREFORE THIS FIRST SUPPLEMENTAL INDENTURE WITNESSES and it is hereby covenanted, agreed and declared as follows:

Article 1
INTERPRETATION

1.1	To Be Read With Indenture

This First Supplemental Indenture is a Supplemental Indenture within the meaning of the Indenture. The Indenture and this First Supplemental Indenture shall be read together and shall have effect so far as practicable as though all the provisions of both indentures were contained in one instrument.

1.2	Invalidity of Provisions

Each of the provisions contained in this First Supplemental Indenture is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity, legality of enforceability of any other provision hereof. To the extent permitted by applicable law, the parties waive any provision of law which renders any provision of this First Supplemental Indenture invalid, illegal or unenforceable in any respect.

1.3	Headings

The inclusion of headings in this First Supplemental Indenture is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.4	First Supplemental Indenture

The terms “this First Supplemental Indenture”, “this indenture”, “herein”, “hereof”, “hereby”, “hereunder”, and similar expressions, unless the context otherwise specifies or requires, refer to the Indenture as supplemented by this First Supplemental Indenture and not to any particular Article, Section, subsection or clause or other portion thereof, and include every instrument supplemental or ancillary to this First Supplemental Indenture.

1.5	Definitions

All terms which are defined in the Indenture and used but not defined in this First Supplemental Indenture shall have the meanings ascribed to them in the Indenture, as such meanings may be amended by this First Supplemental Indenture. In the event of any inconsistency between the terms in the Indenture and this First Supplemental Indenture, the terms in this First Supplemental Indenture shall prevail in respect of the Notes.

“Administrative Action” means any judicial decision, administrative pronouncement, published or private ruling, regulatory procedure, rule, notice, announcement, assessment or reassessment (including without limitation any notice or announcement of intent to adopt or issue such decision, pronouncement, ruling, procedure, rule, notice, announcement, assessment or reassessment);

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service for purposes of displaying Government of Canada bond yields);

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in the Province of Ontario are authorized or required by law to close;

“Calculation Agent” means the Issuer, an affiliate of the Issuer selected by the Issuer, or any other firm appointed by the Issuer, in each case, in the Issuer’s sole discretion, acting as a calculation agent in respect of the Notes;

“compound interest” has the meaning specified in Section 2.5.1 of this First Supplemental Indenture;

“Deferral Period” has the meaning specified in Section 2.5.1 of this First Supplemental Indenture;

“Distribution Restricted Securities” means the partnership units of the Partnership and any securities ranking pari passu with or junior to the partnership units of the Partnership and all equity issued by the Issuer, as applicable;

“Event of Default” has the meaning specified in Section 4.2 of this First Supplemental Indenture (and not as defined in Section 5.1 of the Indenture);

“First Reset Date” means March 18, 2031;

“Five Year Government of Canada Yield” means, as at any Interest Reset Determination Date for a Subsequent Fixed Rate Period, the bid yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, “Five Year Government of Canada Yield” means the average of the yields determined by two registered Canadian investment dealers (each of which is a member of the Canadian Investment Regulatory Organization), selected by the Issuer, as being the yield to maturity (assuming semi-annual compounding) on such date at or about 10:00 a.m. (Toronto time) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years;

“Global Note” means a Note that evidences all or part of the Notes in the form set out in Schedule 1 hereto;

“Guarantee Obligations” means the subordinated guarantee obligations of the Guarantors in respect of the Notes;

“Guarantor Senior Indebtedness” means, with respect to each Guarantor, all principal, interest, premium, fees and other amounts owing on, under or in respect of (i) all indebtedness, liabilities and obligations of such Guarantor, whether outstanding on the Original Issue Date or thereafter created, incurred, assumed or guaranteed (including any such indebtedness, liabilities or obligations that are guaranteed by such Guarantor (as applicable)); and (ii) all renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations; except that Guarantor Senior Indebtedness will not include (i) the liabilities and obligations of each Guarantor in respect of its guarantees of the Notes; (ii) the liabilities and obligations of each Guarantor in respect of any equity (including any preferred equity) that has been issued by the Issuer or any Guarantor; and (iii) all indebtedness, liabilities and obligations of each Guarantor that, pursuant to the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations, are stated to rank pari passu with or subordinate in right of payment to the guarantee by each Guarantor of the Notes;

“Indenture” has the meaning attributed to such term in the recitals hereto;

“Interest Payment Date” means March 18 and September 18 of each year;

“Interest Period” has the meaning specified in Section 2.4.1 of this First Supplemental Indenture;

“Interest Reset Date” means the First Reset Date and each date falling on the five-year anniversary of the preceding Interest Reset Date;

“Interest Reset Determination Date” means, in respect of any Subsequent Fixed Rate Period, the date that is one Business Day prior to the first day of such Subsequent Fixed Rate Period;

“Issuer” means Brookfield Office Properties Inc.;

“Issuer Senior Indebtedness” means all principal, interest, premium, fees and other amounts owing on, under or in respect of: (i) all indebtedness, liabilities and obligations of the Issuer, whether outstanding on the Original Issue Date or thereafter created, incurred, assumed or guaranteed; and (ii) all renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations; except that Issuer Senior Indebtedness will not include the obligations of the Issuer in respect of the Notes, all obligations of the Issuer in respect of any equity (including any preferred equity) that has been issued by the Issuer or any Guarantor, and any indebtedness, liabilities or obligations of the Issuer that, pursuant to the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations, are stated to rank pari passu with or subordinate in right of payment to the Notes;

“Maturity Date” means March 18, 2056, or any such other date on which the principal balance of such Note becomes due and payable as therein or herein provided;

“Notes” means the notes referred to in Article 2 of this First Supplemental Indenture;

“Original Issue Date” means March 18, 2026;

“Parity Indebtedness” means (i) in respect of the Partnership, (A) the Partnership’s guarantee obligations in respect of any class or series of indebtedness of any Person guaranteed by the Partnership currently outstanding or hereafter created which expressly ranks on a parity with the Partnership’s guarantee of the Notes and (B) any class or series of the Partnership’s indebtedness currently outstanding or hereafter created which expressly ranks on a parity with the Partnership’s guarantee of the Notes and (ii) in respect of the Issuer, any other class or series of the Issuer’s indebtedness currently outstanding or hereafter created which expressly ranks on a parity with the Notes;

“Partnership” means Brookfield Property Partners L.P.;

“Rating Agency” means any designated rating organization (as defined in National Instrument 44-101 – Short Form Prospectus Distributions) that publishes a rating for the Notes;

“Rating Event” means the occurrence of an event in which any Rating Agency, following the initial rating of the Notes by such Rating Agency, amends, clarifies or changes the criteria, or the application or interpretation of such criteria, it uses to assign equity credit to securities such as the Notes, which amendment, clarification or change results in (a) the shortening of the length of time the Notes are assigned a particular level of equity credit by that Rating Agency as compared to the length of time the Notes would have been assigned that level of equity credit by that Rating Agency or its predecessor on the initial rating of the Notes by such Rating Agency; or (b) the lowering of the equity credit (including up to a lesser amount) assigned to the Notes by that Rating Agency compared to the equity credit assigned by that Rating Agency or its predecessor on the initial rating of the Notes by such Rating Agency;

“Relevant Taxing Jurisdiction” means the Government of Canada, Bermuda or of any province, territory, or jurisdiction thereof or therein or by any authority or agency therein or thereof having power to tax;

“Subsequent Fixed Rate Period” means the period from, and including, the First Reset Date to, but excluding, the next Interest Reset Date (or Redemption Date, as applicable), and each five-year period thereafter from, and including, the most recent Interest Reset Date to, but excluding, the next Interest Reset Date (or the Maturity Date, or Redemption Date, as applicable);

“Tax” means any tax, duty, levy, import, assessment or other governmental charge;

“Tax Event” means the Issuer or any Guarantor (as applicable) has received an opinion of counsel of nationally recognized standing experienced in such matters to the effect that, as a result of (1)(i) any amendment or change (including any announced prospective change) to the laws (or any regulations or rulings thereunder) of a Relevant Taxing Jurisdiction or any applicable tax treaty or (ii) any change in the application, administration or interpretation of such laws, regulations, rulings or treaties (including any judicial decision rendered by a court of competent jurisdiction with respect to such laws, regulations, rulings or treaties), or (2) any Administrative Action, in each case of (1) and (2), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority, which amendment, change or Administrative Action is effective on or after the Original Issue Date (or if the Relevant Taxing Jurisdiction has changed since the Original Issue Date, the date on which the applicable jurisdiction became a Relevant Taxing Jurisdiction) (including, for the avoidance of doubt, any such amendment, change or Administrative Action made on or after the Original Issue Date (or the date on which the applicable jurisdiction became a Relevant Taxing Jurisdiction, as applicable) that has retroactive effect to a date prior to the Original Issue Date (or the date on which the applicable jurisdiction became a Relevant Taxing Jurisdiction, as applicable)), the Issuer or any Guarantor (as applicable) is, or may be, subject to more than a de minimis amount of additional taxes, duties or other governmental charges or civil liabilities because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid-up capital with respect to the Notes, as or as would be reflected in any tax return or form filed, to be filed, or that otherwise could have been filed, will not be respected by a taxing authority (excluding as a result of any limitation on the deductibility of interest on the Notes as a result of any EBITDA, tax EBITDA, or other similar earnings or income-based limit on interest deductibility);

“Term Sheet” means the final term sheet dated March 16, 2026 outlining the terms of the Notes;

“Trustee” means Computershare Trust Company of Canada;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“United States” has the meaning attributed to such term in Regulation S Under the U.S. Securities Act.

Article 2
ISSUE OF THE NOTEs

2.1	Designation

The Notes authorized to be issued hereunder shall be designated “7.625% Fixed-to-Fixed Reset Rate Subordinated Notes due March 18, 2056” and are herein sometimes called the “Notes”. The Notes shall be issued and payable in Canadian dollars.

2.2	Limit of Aggregate Principal Amount

The aggregate principal amount of Notes that may be authenticated and delivered pursuant to this First Supplemental Indenture (except for Notes authenticated and delivered upon registration or transfer of, or in exchange for, or in lieu of, other Notes pursuant to the Indenture) shall initially be limited to $200,000,000, all of which has been issued hereunder on the Original Issue Date. The Issuer may from time to time, without the consent of Holders but with the consent of all of the Guarantors, create and issue additional notes having the same terms and conditions in all respects as the Notes being offered hereby except for the issue date, the issue price and the first payment of interest thereon. Additional notes issued in this manner will be consolidated with and will form a single series with the Notes, as the case may be, being offered hereby.

2.3	Maturity Date

The principal of the Notes and the accrued and unpaid interest thereon shall be payable on March 18, 2056, the Maturity Date of the Notes.

2.4	Interest

2.4.1            The Notes will be issued in initial denominations of $200,000 and integral multiples of $1,000 in excess thereof, shall be dated as of the date of their issue and shall bear interest (i) from and including the Original Issue Date to but excluding the First Reset Date at an annual rate of 7.625% and thereafter (ii) from and including each Interest Reset Date with respect to each Subsequent Fixed Rate Period to but excluding the next Interest Reset Date, the Maturity Date or Redemption Date, as the case may be (each such period, an “Interest Period”), at an annual rate equal to the Five Year Government of Canada Yield as of the most recent Interest Reset Determination Date, plus 4.582%, to be reset on each Interest Reset Date; provided, that the interest rate during any Subsequent Fixed Rate Period will not reset below 7.625% (which equals the interest rate on the Notes on the Original Issue Date).

2.4.2            Subject to the Issuer’s right to reset the interest rate as described in Section 2.4.1, and to defer interest payments as described in Section 2.5, interest shall be payable in equal semi-annual installments in arrears on March 18 and September 18 in each year commencing on September 18, 2026 with interest on overdue interest at the same rate, computed in the same manner as interest on the original principal amount, from, and including, its due date until actual payment. If any Interest Payment Date is not a Business Day, then the payment will be made on the next Business Day with no adjustment.

2.4.3            Unless all of the outstanding Notes have been redeemed as of the First Reset Date, the Issuer shall appoint a Calculation Agent with respect to the Notes prior to the Interest Reset Determination Date preceding the First Reset Date. The Issuer or any of its affiliates may assume the duties of the Calculation Agent. The applicable interest rate for each Subsequent Fixed Rate Period will be determined by the Calculation Agent as of the applicable Interest Reset Determination Date in accordance with Section 2.4.1. If the Issuer or one of its affiliates is not the Calculation Agent, the Calculation Agent will notify the Issuer of the interest rate for the relevant Subsequent Fixed Rate Period promptly upon such determination. The Issuer will notify the Trustee of such interest rate promptly upon making or being notified of such determination. The Calculation Agent’s determination of any interest rate and its calculation of the amount of interest for any Subsequent Fixed Rate Period beginning on or after the First Reset Date, in each case, as determined in accordance with Section 2.4.1, will be conclusive and binding absent manifest error, will be made in the Calculation Agent’s sole discretion and, notwithstanding anything to the contrary in the Indenture, will become effective without consent from any other person or entity. Such determination of any interest rate and calculation of the amount of interest will be on file at the Issuer’s principal offices and shall be made available to any Holder of the Notes upon request.

2.5	Deferral Right

2.5.1            So long as no Event of Default has occurred and is continuing, the Issuer may elect, at its sole option, on any date other than an Interest Payment Date (but subject to the notice requirements specified below), to defer the interest payable on the Notes on one or more occasions, for up to five consecutive years (a “Deferral Period”). During any Deferral Period, interest on the Notes will continue to accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period). In addition, during any Deferral Period, interest on the deferred interest (“compound interest”) will accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period), compounded semi-annually, to the extent permitted by applicable law. There is no limit on the number of Deferral Periods that may occur. Any such deferral will not constitute an Event of Default or any other breach under the Indenture and the Notes. Deferred interest will accrue until paid (including, to the extent permitted by law, any compound interest). A Deferral Period terminates on any Interest Payment Date on which the Issuer pays all accrued and unpaid interest (including, to the extent permitted by law, any compound interest). No Deferral Period may extend beyond the Maturity Date or any Redemption Date, as applicable.

2.5.2            The Issuer will give Holders written notice of its election to commence or continue a Deferral Period at least 10 days and not more than 60 days before the next Interest Payment Date.

2.6	Form of Notes

The Notes and the certificate of the Trustee endorsed thereon shall each be issuable initially as one or more Global Notes held by, or on behalf of, CDS, as depository, for its participants and registered in the name of CDS or its nominee. Each Global Note will be substantially in the form set out in Schedule 1 hereto with such appropriate additions, deletions, substitutions and variations as the Trustee may approve and shall bear such distinguishing letters and numbers as the Trustee may approve, with such approval in each case to be conclusively deemed to have been given by the Trustee certifying such Notes.

2.7	Execution of Notes

Each of the Notes shall be signed (either manually, by facsimile or other electronic signature) by any one of the Issuer’s Board members or officers, as the case may be. A signature upon any of the Notes shall for all purposes of this First Supplemental Indenture be deemed to be the signature of the individual whose signature it purports to be and to have been signed at the time of such signature and notwithstanding that any individual whose signature may appear on the Notes is not, at the date of this First Supplemental Indenture or at the date of the Note or at the date of the certification and delivery thereof, a Board member or officer, as the case may be, of the Issuer, such Notes shall be valid and binding upon the Issuer and entitled to the benefits of this First Supplemental Indenture.

2.8	Certification

2.8.1            No Notes shall be issued or, if issued, shall be obligatory or shall entitle the Holder of such Notes to the benefits of this First Supplemental Indenture until it has been certified by or on behalf of the Trustee. Such certificate on any Note shall be conclusive evidence that such Note is duly issued and is a valid obligation of the Issuer and that the Holder of such Note is entitled to the benefits of this First Supplemental Indenture.

2.8.2            The certificate of the Trustee on any Note shall not be construed as a representation or warranty by the Trustee as to the validity of this First Supplemental Indenture or of the Notes (except the due certification thereof by the Trustee and any other warranties implied by law) and the Trustee shall in no respect be liable or answerable for the use made of the Notes or the proceeds thereof.

2.9	Ranking and Subordination of the Notes

2.9.1            Notes Subordinate. The Issuer covenants and agrees, and each Holder of Notes, by the acceptance thereof, covenants and agrees, that the Notes will be direct unsecured subordinated obligations of the Issuer. The obligations of the Issuer under the Notes are hereby subordinated in right of payment to all present and future Issuer Senior Indebtedness. The payment of all principal, premium (if any) and interest on the Notes shall rank senior to all obligations of the Issuer in respect of its own equity and in respect of equity (including preferred equity) that has been issued by any Guarantor (including pursuant to any guarantee by the Issuer of the existing equity obligations of any such Person).

The Notes and the obligations of the Issuer under the Indenture will be fully and unconditionally guaranteed by each Guarantor, on a subordinated and joint and several basis, as to payment of principal, premium (if any) and interest and all other obligations payable by the Issuer in respect of the Notes. All Guarantee Obligations are hereby subordinated in right of payment to all present and future Guarantor Senior Indebtedness. The Guarantee Obligations of each Guarantor shall rank senior to all obligations of such Guarantor in respect of its own equity and in respect of equity (including preferred equity) that has been issued by the Issuer or any other Guarantor (including pursuant to any guarantee by such Guarantor of the existing equity obligations of any such Person).

Notwithstanding the foregoing, in the event that any payment or distribution of any character, whether in cash, securities, or other property, shall be received by the Trustee or any Holder in contravention of the subordination provisions set out in this First Supplemental Indenture, such payment or distribution shall be received in trust for the benefit of, and shall be paid over or delivered and transferred to, the holders of the Issuer Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Issuer Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, remaining unpaid to the extent necessary to pay all such Issuer Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, in full. In the event of the failure of the Trustee or any Holder to endorse or assign any such payment, distribution, or any security or property related thereto, each holder of Issuer Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, is irrevocably authorized to endorse or assign the same.

The provisions of this Section 2.9.1 shall not impair any rights, interests, remedies, or powers of any holder of any Issuer Senior Indebtedness or any Guarantor Senior Indebtedness.

2.9.2            No Payment When Issuer Senior Indebtedness or Guarantor Senior Indebtedness in Default. In the event and during the continuation of any default in the payment of any Issuer Senior Indebtedness or any Guarantor Senior Indebtedness, as applicable, that is due and payable, or in the event that any event of default with respect to any Issuer Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, shall have occurred and be continuing permitting the holders of such Issuer Senior Indebtedness or Guarantor Senior Indebtedness, as applicable (or the trustee on behalf of the holders of such Issuer Senior Indebtedness or Guarantor Senior Indebtedness, as applicable) to declare such Issuer Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, due and payable prior to the date on which it would otherwise have become due and payable, unless and until such default or event of default shall have been cured or waived or shall have ceased to exist and any such declaration and its consequences shall have been rescinded or annulled, then no payment shall be made by the Issuer or the applicable Guarantors on account of the principal of, premium (if any), interest or any other amounts on the Notes or on account of the purchase or other acquisition of the Notes.

In the event that, notwithstanding the foregoing, the Issuer or a Guarantor shall make any payment to the Trustee or Holder of any Note that is prohibited by this Section 2.9.2, and if such fact shall, at or prior to the time of such payment, have been made known to the Trustee, by a written notice delivered to a Responsible Officer of the Trustee at the Corporate Trust Office of the Trustee, by a holder of Issuer Senior Indebtedness or Guarantor Senior Indebtedness, the Issuer, a Guarantor or a Holder, as applicable, then and in such event such payment shall be paid over and delivered to the Issuer or such Guarantor, as applicable.

2.9.3            Payment Permitted if No Default. Nothing contained in this Section 2.9 (except in Section 2.9.4) or elsewhere in this First Supplemental Indenture, or in any of the Notes, shall prevent the application by the Trustee or any Paying Agent of any moneys deposited with it under the Indenture to payments of the principal of, premium (if any), interest or any other amounts on the Notes if, at the time of such deposit, a Responsible Officer of the Trustee had not received at the Corporate Trust Office of the Trustee the Officer’s Certificate or written notice provided for in Section 2.9.2 of any event prohibiting the making of such payment or if, at the time of such deposit (whether or not in trust) by the Issuer with the Trustee, such payment would not have been prohibited by the provisions of this Section 2.9, and the Trustee shall not be affected by any notice to the contrary received by it on or after such date.

2.9.4            Trustee Not Charged with Knowledge of Prohibition. Anything in this Section 2.9 or elsewhere contained in the Indenture to the contrary notwithstanding, the Trustee shall not at any time be charged with knowledge of the existence of any facts which would prohibit the making of any payment of moneys to or by the Trustee, and shall be entitled conclusively to assume that no such facts exist and that no event specified in Section 2.9.2 has happened, unless and until a Responsible Officer of the Trustee shall have received at the Corporate Trust Office of the Trustee (i) an Officer’s Certificate to that effect or (ii) notice in writing to that effect signed by or on behalf of the holder or holders, or their representatives, of Issuer Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, who shall have been certified by the Issuer or such Guarantor, as applicable, or otherwise established to the reasonable satisfaction of the Trustee to be such holder or holders or representatives or from any trustee under any indenture pursuant to which such Issuer Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, shall be outstanding; and before the receipt of any such Officer’s Certificate or written notice, the Trustee shall be entitled in all respects to assume that no such facts exist; provided, however, that if the Trustee shall not have received the Officer’s Certificate or the written notice provided for in this Section 2.9.4 at least three (3) Business Days prior to the date upon which by the terms hereof any money may become payable for any purpose (including, without limitation, the payment of the principal of or interest on any Security) then, anything herein contained to the contrary notwithstanding, the Trustee shall have all power and authority to receive such money and to apply the same to the purpose for which such money were received and shall not be affected by any notice to the contrary which may be received by it during or after such three (3) Business Day period.

The Issuer shall give prompt written notice to the Trustee and to the Paying Agent of any facts which would prohibit the payment of money or assets to or by the Trustee or any Paying Agent.

2.9.5            Trustee to Effectuate Subordination. Each Holder of Notes by such Holder’s acceptance thereof authorizes and directs the Trustee on such Holder’s behalf to take such action as may be necessary or appropriate to effectuate the subordination as between such Holder and holders of Issuer Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, as provided in this Section 2.9 and appoints the Trustee its attorney-in-fact for any and all such purposes.

2.9.6            Rights of Trustee as Holder of Issuer Senior Indebtedness. The Trustee shall be entitled to all the rights set forth in this Section 2.9 with respect to any Issuer Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, which may at the time be held by it, to the same extent as any other holder of Issuer Senior Indebtedness or Guarantor Senior Indebtedness, as applicable. Nothing in this Section 2.9 shall deprive the Trustee of any rights as such holder.

2.9.7            Article Applicable to Paying Agents. In case at any time any Paying Agent other than the Trustee shall have been appointed by the Issuer and be then acting under this Indenture, the term “Trustee” as used in this Section 2.9 shall in such case (unless the context shall otherwise require) be construed as extending to and including such Paying Agent within its meaning as fully for all intents and purposes as if the Paying Agent were named in this Section 2.9 in addition to or in place of the Trustee, provided, however, that Sections 2.9.4 and 2.9.5 shall not apply to the Issuer or any Affiliate of the Issuer if the Issuer or such Affiliate acts as Paying Agent.

2.9.8            Subordination Rights Not Impaired by Acts or Omissions of the Issuer or Holders of Issuer Senior Indebtedness or Guarantor Senior Indebtedness. No right of any present or future holders of any Issuer Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, to enforce the subordination that is provided for in this First Supplemental Indenture shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Issuer or any Guarantor, or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Issuer or any Guarantor with the terms, provisions, and covenants of the Indenture, regardless of any knowledge which any such holder may have or be otherwise charged with. The holders of Issuer Senior Indebtedness or Guarantor Senior Indebtedness, as applicable, may, at any time or from time to time and in their absolute discretion, change the manner, place, or terms of payment, change or extend the time of payment of, or renew or alter, any Issuer Senior Indebtedness or Guarantor Senior Indebtedness, or amend or supplement any instrument pursuant to which any Issuer Senior Indebtedness or Guarantor Senior Indebtedness is issued or by which it may be secured, or release any security, or exercise or refrain from exercising any other of their rights under any Issuer Senior Indebtedness or Guarantor Senior Indebtedness, including, without limitation, the waiver of default, all without notice to or assent from Holders or the Trustee and without affecting the obligations of the Issuer, any Guarantor, the Trustee, or Holders under this Section 2.9.

2.9.9            Trustee’s Rights to Compensation, Reimbursement of Expenses and Indemnification. Nothing in this Section 2.9 shall apply to claims of, or payments to, the Trustee under or pursuant to Sections 5.7 or 6.6 of the Indenture.

2.9.10          Modification of Subordination Provisions. Anything in this Section 2.9 or elsewhere contained in the Indenture to the contrary notwithstanding, no modification or amendment and no supplemental indenture shall modify the subordination provisions of this Section 2.9 in a manner that would adversely affect the holders of Issuer Senior Indebtedness or Guarantor Senior Indebtedness.

Article 3
iNTEREST, PAYMENT OF PRINCIPAL
AND REDEMPTION AND REPURCHASE

3.1	Record Date

The Regular Record Date for determining Holders entitled to receive interest on the Notes will be the close of business on the date that is two Business Days preceding the relevant Interest Payment Date for the Notes.

3.2	Payment of Interest

3.2.1            Prior to an Interest Payment Date, the Issuer will forward or cause to be forwarded to the Trustee (and the Trustee shall subsequently forward to each Holder at the registered address of such Holder as of the Regular Record Date) the interest, less any Taxes required by law to be deducted or withheld. If the Issuer forwards payment to the Trustee by cheque, the Issuer shall deliver to the Trustee certified cheque(s) payable to the order of the Trustee on the day that is three Business Days before such Interest Payment Date, and the Trustee will only forward such amounts to the Holders upon receipt of the full amount of interest being paid in immediately available funds. The forwarding of such cheque(s) will satisfy and discharge the liability for interest on such Note to the extent of the sum represented thereby (plus the amount of any Taxes deducted or withheld as aforesaid) unless such cheque(s) are not paid on presentation. The Issuer, at its option, may cause any amount payable in respect of principal or interest to be paid to the Trustee by wire transfer(s) to an account specified by the Trustee on the day that is one Business Day before such Interest Payment Date.

3.2.2            Section 3.12 of the Indenture will not apply to the Notes. Interest for each Interest Period that is longer or shorter than a full Interest Period will be calculated on the basis of the actual number of days elapsed and a 365 or 366 day year, as applicable. For the purposes of disclosure under the Interest Act (Canada), and without affecting the interest payable on the Notes, whenever the interest rate on the Notes is to be calculated on the basis of a period of less than a calendar year, the yearly interest rate equivalent for such interest rate will be calculated on the basis of a 365 or 366 day year (as applicable) and the actual number of days in the relevant period.

3.3	Payment of Principal and Other Amounts

In accordance with Article 4 of the Indenture, the Issuer will deposit with the Trustee all amounts required to be paid to the order of Holders on the Maturity Date one Business Day before the Maturity Date of the Notes. The deposit of such funds will satisfy and discharge the liability for principal of the Notes to the extent of the sum represented thereby. The Issuer will not be required to pay any additional amounts on the Notes in respect of any tax, assessment or government charge required to be withheld or deducted.

3.4	Redemptions and Repurchases

3.4.1            Redemption of Notes at the Option of the Issuer. Subject to Article 10 of the Indenture as revised in Sections 3.4.4 and 3.4.5 below with respect to the Notes, the Issuer may at its option, on giving not more than 60 days nor less than 10 days’ notice to the Holders (which notice may, at the Issuer’s discretion, be subject to satisfaction of one or more conditions precedent, which will be set forth in the notice of redemption, in which case the Redemption Date may be delayed until such time as any or all such conditions precedent shall be satisfied or waived, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions precedent shall not have been satisfied or waived by the Redemption Date, or by the Redemption Date as so delayed, or such notice may be rescinded at any time if in the good faith judgement of the Issuer any or all of such conditions will not be satisfied or waived), redeem the Notes, in whole or in part from time to time on or after the First Reset Date, on any Interest Payment Date, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest (including deferred, as applicable) on the principal amount of the Notes to be redeemed to, but excluding, the Redemption Date.

3.4.2            Early Redemption upon a Tax Event. Subject to Article 10 of the Indenture as revised in Sections 3.4.4 and 3.4.5 below with respect to the Notes, at any time on or after the occurrence of a Tax Event, subject to applicable laws, the Issuer may, at its option, on giving not more than 60 days nor less than 10 days’ notice to the Holders in accordance with Section 3.4.4 (which notice may, at the Issuer’s discretion, be subject to satisfaction of one or more conditions precedent, which will be set forth in the notice of redemption, in which case the Redemption Date may be delayed until such time as any or all such conditions precedent shall be satisfied or waived, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions precedent shall not have been satisfied or waived by the Redemption Date, or by the Redemption Date as so delayed, or such notice may be rescinded at any time if in the good faith judgement of the Issuer any or all of such conditions will not be satisfied or waived), redeem the Notes (in whole but not in part) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the Redemption Date.

3.4.3            Early Redemption upon a Rating Event. Subject to Article 10 of the Indenture as revised in Sections 3.4.4 and 3.4.5 below with respect to the Notes, at any time on or after the occurrence of a Rating Event, the Issuer may, at its option, on giving not more than 60 days nor less than 10 days’ notice to the Holders (which notice may, at the Issuer’s discretion, be subject to satisfaction of one or more conditions precedent, which will be set forth in the notice of redemption, in which case the Redemption Date may be delayed until such time as any or all such conditions precedent shall be satisfied or waived, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions precedent shall not have been satisfied or waived by the Redemption Date, or by the Redemption Date as so delayed, or such notice may be rescinded at any time if in the good faith judgement of the Issuer any or all of such conditions will not be satisfied or waived), redeem the Notes (in whole but not in part) at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the Redemption Date.

3.4.4            Notice to Holders. In the case of any redemption pursuant to this Section 3.4, any notice to Holders will be delivered at least 10 days but not more than 60 days before the Redemption Date to each Holder of the Notes to be redeemed. All notices of redemption shall state the information required by Section 10.4(2) of the Indenture and may, at the Issuer’s discretion, be subject to satisfaction of one or more conditions precedent set forth in the applicable notice of redemption, in which case the Redemption Date may be delayed until such time as any or all such conditions precedent shall be satisfied or waived, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions precedent shall not have been satisfied or waived by the Redemption Date, or by the Redemption Date as so delayed, or such notice may be rescinded at any time if in the good faith judgement of the Issuer any or all of such conditions will not be satisfied or waived. On and after any Redemption Date, interest will cease to accrue on the Notes or any portion thereof called for redemption. One Business Day before any Redemption Date, the Issuer shall deposit with the Trustee money sufficient to pay the redemption price of the Notes to be redeemed on such date. If less than all the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee at the Issuer’s direction by such method as the Issuer and the Trustee shall designate. Any notice of redemption shall be irrevocable, subject to the satisfaction of any conditions precedent contained in such notice. Notes that are redeemed shall be cancelled and shall not be reissued.

3.4.5            Notice to Trustee. Section 10.2 of the Indenture shall not apply to the Notes. In the case of any redemption of the Notes pursuant to this Section 3.4, the Issuer shall, not more than 60 days and not less than 10 days prior to the Redemption Date fixed by the Issuer (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date and of the principal amount of Notes to be redeemed and shall deliver to the Trustee such documentation and records as shall enable the Trustee to select the Notes to be redeemed pursuant to Section 10.3 of the Indenture. In the case of any redemption of Notes prior to the expiration of any restriction on such redemption provided in the terms of such Notes or elsewhere in the Indenture, the Issuer shall furnish the Trustee with an Officer’s Certificate evidencing compliance with such restriction.

3.4.6            Purchase for Cancellation. The Issuer will be entitled at any time and from time to time to purchase for cancellation all or any of the Notes in the open market (which may include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange), by tender or by private contract at any price at any time provided that an Event of Default has not occurred and is not continuing at such time. Notes that are so purchased will be cancelled and will not be re-issued.

3.4.7            No Sinking Fund. The Notes will not be subject to repurchase pursuant to any sinking fund or any other required repayment provisions.

3.5	Location of Registers

With respect to the Notes, initially the registers referred to in Section 3.5 of the Indenture shall be kept by and at the principal office of the Trustee in Toronto, Ontario and may be kept in such other place or places, if any, by the Trustee or by such other registrar or registrars (if any) as the Issuer, with the approval of the Trustee, may designate.

3.6	Trustee, etc.

The Trustee will be the indenture trustee, authenticating agent, Paying Agent, transfer agent and registrar for the Notes.

Article 4
EVENTS OF DEFAULT AND REMEDIES

4.1	General

Sections 5.1, 5.3(1), 5.8, 5.13 and 5.14 of the Indenture shall not apply to the Notes. Such Sections of the Indenture, for purposes of the Notes, are hereby replaced with Sections 4.2, 4.3, 4.4, 4.5 and 4.6 of this First Supplemental Indenture, as set forth below. In addition, the Notes shall be disregarded and shall be excluded from the rights of Holders in (i) Sections 5.3(1), 5.8 or 5.14 of the Indenture in connection with any Event of Default (as defined in the Indenture) in clause (f) or (g) of Section 5.1 of the Indenture, or (ii) Section 5.13 of the Indenture.

4.2	Events of Default

Solely with respect to the Notes (and not with respect to any other Securities issued or outstanding under the Indenture), for so long as any of the Notes remain outstanding, “Event of Default” for purposes of the Indenture shall be defined as any one of the following events:

(a)	default in the payment of the principal of or any premium, if any, when due and payable on the Notes; or

(b)	default in the payment of any interest when due and payable on the Notes, and continuance of such default for a period of 30 days (subject to the Issuer’s right, at its sole option, to defer interest payments as provided in Section 2.5 of this First Supplemental Indenture).

4.3	Acceleration of Maturity; Rescission and Annulment

If an Event of Default with respect to the Notes occurs and is continuing, the Issuer shall be deemed to be in default under the Indenture and the Notes and the Trustee shall, upon the request of Holders of not less than 25% of the principal amount of the Notes then outstanding, demand payment of the principal amount of the Notes. Such payment shall immediately become due and payable by notice in writing to the Issuer and the Trustee.

4.4	Limitation on Suits

No Holder of any Note shall have any right to institute any proceeding, judicial or otherwise, with respect to this First Supplemental Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

(a)	an Event of Default shall have occurred and be continuing and such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Notes;

(b)	the Holders of not less than 25% in principal amount of the Outstanding Notes shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in the Trustee’s own name as Trustee hereunder;

(c)	such Holder or Holders have offered to the Trustee indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

(d)	the Trustee for 60 days after the Trustee’s receipt of such notice, request and offer of indemnity, has failed to institute any such proceeding; and

(e)	no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority or more in principal amount of the Outstanding Notes;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all Holders.

4.5	Control by Holders

With respect to the Notes, the Holders of not less than a majority in principal amount of the Outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, relating to or arising under Section 4.2 of this First Supplemental Indenture, provided that in each case:

(a)	such direction shall not be in conflict with any rule of law or with the Indenture or this First Supplemental Indenture;

(b)	the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction; and

(c)	the Trustee need not take any action which might involve the Trustee in personal liability or be unjustly prejudicial to the Holders not taking part in such direction.

4.6	Waiver of Past Defaults for the Notes

4.6.1            Subject to Section 4.3 of this First Supplemental Indenture, the Holders of not less than a majority in principal amount of the Outstanding Notes may on behalf of the Holders of all the Notes waive any past default described in Section 4.2, and its consequences, except:

(a)	a waiver that has the effect of forgiving any payment of the principal of (or premium, if any) or interest, if any, on any Note; or

(b)	a default in respect of a covenant or provision hereof which under Article 8 of the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Note.

4.6.2            Upon any such waiver, any such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of the Indenture and this First Supplemental Indenture; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

Article 5
COVENANTS

5.1	Distribution Stopper Undertaking

5.1.1            Unless the Issuer has paid all interest that has been deferred or is then payable on the Notes, the Partnership will not (the “Distribution Stopper Undertaking”):

(a)	declare any distributions on any Distribution Restricted Securities (other than distributions in the form of units or stock on Distribution Restricted Securities) or pay any interest on any Parity Indebtedness of the Partnership;

(b)	redeem, purchase or otherwise retire Distribution Restricted Securities or Parity Indebtedness of the Partnership (except (a) out of the net cash proceeds of a substantially concurrent issue of Distribution Restricted Securities or Parity Indebtedness, as applicable; or (b) pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Distribution Restricted Securities); or

(c)	make any payment to holders of any of the Distribution Restricted Securities or any Parity Indebtedness in respect of distributions not declared or paid on such Distribution Restricted Securities or interest not paid on such Parity Indebtedness, respectively;

provided that the foregoing clauses (a) and (c) shall not apply in respect of any pro rata payment on any Parity Indebtedness which is made with a pro rata payment of any accrued and payable interest with respect to the Notes.

5.1.2            Unless the Issuer has paid all interest that has been deferred or is then payable on the Notes, the Issuer will not:

(a)	declare any dividends on any Distribution Restricted Securities (other than dividends in the form of units or stock on Distribution Restricted Securities) or pay any interest on any Parity Indebtedness of the Issuer;

(b)	redeem, purchase or otherwise retire any Distribution Restricted Securities or Parity Indebtedness of the Issuer (except (a) out of the net cash proceeds of a substantially concurrent issue of Distribution Restricted Securities or Parity Indebtedness, as applicable; or (b) pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Distribution Restricted Securities of the Issuer); or

(c)	make any payment to holders of any of the Distribution Restricted Securities or any Parity Indebtedness in respect of dividends not declared or paid on such Distribution Restricted Securities or interest not paid on such Parity Indebtedness, respectively;

provided that the foregoing clauses (a) and (c) shall not apply in respect of any pro rata payment on any Parity Indebtedness which is made with a pro rata payment of any accrued and payable interest with respect to the Notes; and provided, further, that the foregoing does not restrict the Issuer from (i) issuing any common or preferred shares in connection with any such distribution, redemption, purchase or retirement; (ii) making any such distributions, redemptions, purchases or retirements of equity securities of the Issuer that are owned by the Partnership or any subsidiary of the Partnership; or (iii) paying any indebtedness or other obligations that are owing to the Partnership or any subsidiary of the Partnership.

Article 6
MISCELLANEOUS

6.1	Acceptance of Trust

The Trustee accepts the trusts in this First Supplemental Indenture and agrees to carry out and discharge the same upon the terms and conditions set out in this First Supplemental Indenture and in accordance with the Indenture.

6.2	No Waiver

No delay on the part of the Trustee in the exercise of any right, power or remedy hereunder or otherwise shall operate as a waiver thereof, and no single or partial exercise by the Trustee of any right, power or remedy shall preclude other or further exercise thereof or the exercise of any other right, power or remedy. No action of the Trustee permitted hereunder shall in any way impair or affect its rights, powers or remedies under this First Supplemental Indenture.

6.3	No Amendment

This First Supplemental Indenture may not be amended or modified without the written consent of the Trustee, which shall not be unreasonably withheld in accordance with Section 8.3 of the Indenture.

6.4	Succesors and Assigns

This First Supplemental Indenture shall be binding upon the Issuer and its successors and enure to the benefit of the Trustee for the benefit of the Holders and their successors and assigns.

6.5	U.S. Securities Laws

The Trustee acknowledges that the Notes have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold within the United States, except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

6.6	Confirmation of Indenture

The Indenture as amended and supplemented by this First Supplemental Indenture is in all respects confirmed.

6.7	Counterparts

This First Supplemental Indenture may be executed in several counterparts, each of which once executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. This First Supplemental Indenture may be executed and delivered by facsimile or other electronic transmission of a counterpart hereof bearing a manual, facsimile or other electronic signature.

6.8	Use of Proceeds

The intended use of proceeds by the Issuer is as described in the Term Sheet.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this First Supplemental Indenture as of the date first written above. Brookfield Office Properties Inc. executes this document as a deed.

BROOKFIELD OFFICE PROPERTIES INC.

By:		“Michelle Campbell”
	Name:	Michelle Campbell
	Title:	Senior Vice President & Secretary

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:		“Shelley McGarrity”
	Name:	Shelley McGarrity
	Title:	Corporate Trust Officer

By:		“Claire Wang”
	Name:	Claire Wang
	Title:	Corporate Trust Officer

[Signature Page to First Supplemental Indenture]

SCHEDULE 1

FORM OF NOTE

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO BROOKFIELD OFFICE PROPERTIES INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE DATE ON WHICH THE SECURITY IS ISSUED, BEING JULY 19, 2026.

No. 1

BROOKFIELD OFFICE PROPERTIES INC., a corporation existing under the laws of Canada

7.625% FIXED-TO-FIXED RESET RATE SUBORDINATED NOTES DUE MARCH 2056

CUSIP / ISIN Nos.	112900AH8 /CA112900AH80

Original Issue Date	March 18, 2026

Maturity Date	March 18, 2056

Initial Interest Rate	7.625%

First Reset Date	March 18, 2031

Interest Payment Dates	March 18 and September 18 of each year

Principal Amount	$200,000,000 (the “Principal Amount”)

Registered Holder	CDS & Co.

Brookfield Office Properties Inc., a corporation existing under the laws of Canada (herein called the “Issuer”, which term includes any successor Person under the Indenture (as defined on the reverse of this Note)), for value received, hereby promises to pay the principal amount of this Note and interest thereon (i) from and including the Original Issue Date to but excluding the First Reset Date at an annual rate of 7.625% and thereafter (ii) from and including each Interest Reset Date with respect to each Subsequent Fixed Rate Period to but excluding the next Interest Reset Date, the Maturity Date or Redemption Date, as the case may be, at an annual rate equal to the Five Year Government of Canada Yield as of the most recent Interest Reset Determination Date, plus 4.582%, to be reset on each Interest Reset Date; provided, that the interest rate during any Subsequent Fixed Rate Period will not reset below 7.625% (which equals the interest rate on the Notes on the Original Issue Date). Subject to the Issuer’s right to reset the interest rate and to defer interest payments, interest on the Notes will be payable in equal semi-annual installments in arrears on March 18 and September 18 in each year commencing on September 18, 2026, with interest on overdue interest at the same rate, computed in the same manner as interest on the original principal amount, from, and including, its due date until actual payment. As provided in the Indenture (as defined on the reverse of this Note), interest for an Interest Period that is longer or shorter than a full Interest Period shall be computed on the basis of the actual number of days elapsed and a 365 or 366 day year, as applicable. Interest shall accrue from and including the Original Issue Date or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for. If any Interest Payment Date is not a Business Day, then the payment will be made on the next Business Day without any additional interest or other payment in respect of such delay.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest, which shall be the close of business on the date that is two Business Days preceding the relevant Interest Payment Date for the Notes, provided that interest payable on the Maturity Date or on a Redemption Date will be paid to the person to whom principal is payable. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee (as defined on the reverse of this Note), notice whereof shall be given to Holders not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.

So long as no Event of Default (as defined in the Indenture) has occurred and is continuing, the Issuer may elect, at its sole option, on any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions, for up to five consecutive years (a “Deferral Period”). During any Deferral Period, interest on the Notes will continue to accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period). In addition, during any Deferral Period, interest on the deferred interest (“compound interest”) will accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Interest Reset Date occurring during such Deferral Period), compounded semi-annually, to the extent permitted by applicable law. There shall be no limit on the number of Deferral Periods that may occur. Any such deferral will not constitute an Event of Default or any other breach under the Indenture and the Notes. Deferred interest will accrue until paid (including, to the extent permitted by law, any compound interest). A Deferral Period terminates on any Interest Payment Date on which the Issuer pays all accrued and unpaid interest on such date (including, to the extent permitted by law, any compound interest). No Deferral Period may extend beyond the Maturity Date or any Redemption Date, as applicable.

The indebtedness evidenced by this Note is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment in full of all present and future Issuer Senior Indebtedness. The Guarantors’ Guarantee Obligations are subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment in full of all present and future Guarantor Senior Indebtedness.

The Notes may be issued in one or more series and without limitation as to aggregate principal amount, but only upon the terms and subject to the restrictions set out in the Indenture. The aggregate principal amount of Notes of other series which may be issued under the Indenture is unlimited, but such Notes may be issued only upon the terms and subject to any conditions provided in the Indenture.

The Notes are direct obligations of the Issuer but are not secured by any mortgage, pledge, hypothec or other charge.

Upon compliance with the provisions of the Indenture, Notes of any denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

So long as the Issuer is not in default under the Indenture, the Issuer may purchase Notes in the open market, by tender or by private contract at any price.

The Principal Amount may become or be declared due before the Maturity Date on the conditions, in the manner, with the effect and at the times set forth in the Indenture.

The Indenture contains provisions for the holding of meetings of Holders and making resolutions passed at such meetings and instruments in writing signed by the Holders of a specified percentage of the Notes outstanding binding on all Holders, subject to the provisions of the Indenture.

This Note may be transferred only upon compliance with the conditions prescribed in the Indenture on one of the registers kept at the principal offices of the Trustee in Toronto, Ontario and at such other place or places, if any, and by such other registrar or registrars, if any, as the Issuer may designate, by the registered Holder hereof or the Holder’s legal representative or attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee or other registrar may prescribe, and such transfer shall be duly noted hereon by the Trustee or other registrar.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING THESE SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY: (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT (“REGULATION S”) AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND, IN THE CASE OF (1) AND (2) ABOVE, IN COMPLIANCE WITH ANY APPLICABLE U.S. STATE SECURITIES LAWS, (D) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR APPLICABLE U.S. STATE SECURITIES LAWS; PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (E) ABOVE, AN OPINION OF COUNSEL OF RECOGNIZED STANDING AND IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER AND THE TRUSTEE MUST FIRST BE PROVIDED THAT THE SALE OF SUCH SECURITIES IS NOT REQUIRED TO BE REGISTERED UNDER THE U.S. SECURITIES ACT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

The Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

This Note shall not become obligatory for any purpose until it has been certified by the manual or electronic signature of the Trustee under the Indenture.

IN WITNESS WHEREOF Brookfield Office Properties Inc. has caused this Note to be signed by its representative.

BROOKFIELD OFFICE PROPERTIES INC.

By:
Name:
Title:

(FORM OF NOTE)

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

Dated: ____________________________

This Note is one of the Notes designated, and issued under the Indenture as described herein.

Computershare Trust Company of Canada, as Trustee

By: Certifying Officer

(FORM OF REGISTRATION PANEL)

(NO WRITING HEREON EXCEPT BY THE TRUSTEE OR OTHER REGISTRAR)

DATE OF REGISTRY	IN WHOSE NAME REGISTERED	SIGNATURE OF TRUSTEE OR OTHER REGISTRAR

THE CERTIFICATE OF THE TRUSTEE SIGNED ON THE NOTES WILL NOT BE CONSTRUED AS A REPRESENTATION OR WARRANTY BY THE TRUSTEE AS TO THE VALIDITY OF THE INDENTURE OR OF THE NOTES OR OF THEIR ISSUANCE AND THE TRUSTEE WILL IN NO RESPECT BE LIABLE OR ANSWERABLE FOR THE USE MADE OF SUCH NOTES OR ANY OF THEM OR THE PROCEEDS THEREOF. THE CERTIFICATE OF THE TRUSTEE SIGNED ON THE NOTES WILL, HOWEVER, BE A REPRESENTATION AND WARRANTY BY THE TRUSTEE THAT THE NOTES HAVE BEEN DULY CERTIFIED BY OR ON BEHALF OF THE TRUSTEE PURSUANT TO THE PROVISIONS OF THE INDENTURE.

(FORM OF CERTIFICATE OF TRANSFER)

CERTIFICATE OF TRANSFER

To assign this Note, fill in the form below:

I or we assign and transfer this Note to

(Print or type assignee’s name, address and postal code)

(Insert assignee’s social insurance or security or tax identifying number)

and irrevocably appoint                                 agent to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Note.

* Signature Guarantee

* The signature must be guaranteed by an authorized officer of a Schedule I Canadian chartered bank or by a medallion signature guarantee from a member of a recognized Medallion Signature Guarantee Program.

This Note is one of a duly authorized issue of securities of the Issuer (herein called the “Notes”), issued and to be issued in one or more series under an Indenture, dated as of March 18, 2026 (the “Original Indenture”), as supplemented by the First Supplemental Indenture, dated as of March 18, 2026 (the “First Supplemental Indenture”) (the Original Indenture and the First Supplemental Indenture together herein called the “Indenture”, which term shall have the meaning assigned to it in such instrument), by and among the Issuer and Computershare Trust Company of Canada, as trustee (the “Trustee”, which term includes any successor trustees under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Issuer, the Trustee and the Holders of the Note and of the terms upon which the Note are, and are to be, authenticated and delivered. This Note is initially limited in aggregate principal amount to $200,000,000, of which $200,000,000 principal amount has been issued as of the date hereof. The Issuer may from time to time, without the consent of the holders of the Notes, create and issue further securities having the same terms and conditions in all respects as the Notes issued on the date hereof, except for the issue date, the issue price and the first payment of interest thereon. Additional securities issued in this manner will be consolidated with and will form a single series with the Notes.

The Notes are redeemable in the circumstances and at redemption prices described in the First Supplemental Indenture as contemplated in Section 3.4 of the First Supplemental Indenture.

If an Event of Default with respect to the Notes shall occur and be continuing, the principal of the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

In the event of purchase of this Note in part only, a new Note or Notes of this series and of like tenor for the unpurchased portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Note or certain restrictive covenants and Events of Default with respect to this Note, in each case upon compliance with certain conditions set forth in the Indenture. The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuer and the rights of the Holders at any time by the Issuer and the Trustee with the consent of the Holders of a majority in principal amount of the Notes at the time Outstanding to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Notes at the time Outstanding, on behalf of the Holders of all Notes, to waive compliance by the Issuer with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereafter or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

The Notes are issuable only in registered form without coupons in initial denominations of $200,000.00 and integral multiples of $1,000.00 in excess thereof.

No service charge shall be made for any such registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Note for registration of transfer, the Issuer, the Trustee and any agent of the Issuer or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Issuer, the Trustee nor any such agent shall be affected by notice to the contrary.

All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.